

DIVISION OF
INVESTMENT MANAGEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Act SEA
Section 14A-8(i)(3)
Public Availability 9/25/03

September 25, 2003



03023719

PROCESSED
MAR 10 2004
THOMSON FINANCIAL

Lisa Snow, Esq.
Vice President and Chief Counsel
College Retirement Equities Fund
730 Third Avenue
New York, NY 10017-3206

Re: Shareholder Proposal of Wiworn Kesavatana-Dohrs

Dear Ms. Snow:

In a letter dated July 24, 2003, you notified the staff of the Securities and Exchange Commission that College Retirement Equities Fund (the "Fund") intends to omit from its proxy statement for its 2003 annual meeting portions of a supporting statement accompanying a shareholder proposal submitted by Wiworn Kesavatana-Dohrs ("Proponent") on June 6, 2003.[1] The proposal provides:

> THEREFORE BE IT RESOLVED that the shareholders recommend that the offices of CREF CEO and Chairman of the Board may not be held jointly by the same person.

You request our confirmation that we would not recommend enforcement action if the Fund omits portions of the supporting statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

You assert that portions of the Proponent's supporting statement are materially false or misleading, and may therefore be omitted pursuant to Rule 14a-8(i)(3). There appears to be some basis for your assertion that portions of the supporting statement may be materially false or misleading. We believe, however, that certain of these potential violations may be cured if the Proponent amends her supporting statement. Our response below refers to paragraphs numbered according to the original supporting statement as contained in the submission to the Fund dated June 6, 2003, and addresses only those portions of the supporting statement as to which we believe there is some basis for your assertion that the statement is materially false or misleading.

[1] We have also received and considered your letter to the Proponent dated June 18, 2003, as well as the Proponent's subsequent letter to the staff of the Commission.

In our view, the Proponent should:

- Provide factual support for the statements in the first paragraph that "CREF participants have raised concerns that CREF does not practice good corporate governance internally" and that "[CREF] is viewed as non-responsive to participants raising these concerns," or recast these statements as views of the Proponent;
- Recast the phrase "as the examples below demonstrate" in the first paragraph as the opinion of the Proponent;
- Amend the second paragraph to clarify that Ms. Bailey was a trustee of CREF from 1986 to 2002;
- Amend the third paragraph to clarify what NIS is and to summarize how the NIS rating is determined;
- Delete the fourth, fifth and sixth paragraphs;
- Amend the reference in the seventh paragraph to the "TIAA-CREF Policy Statement on Corporate Governance" to refer to the "CREF Policy Statement on Corporate Governance";
- Recast the statement in the seventh paragraph that the Policy Statement is "woefully inadequate" as the opinion of the Proponent;
- Insert the phrase ", absent special circumstances," in the seventh paragraph, to qualify the cited positions in the Policy Statement; and
- Amend the ninth paragraph to note that Mr. Allison now holds the positions of CREF President and Chief Executive Officer and the positions of TIAA Chairman and Chief Executive Officer.

Accordingly, unless the Proponent provides the Fund with a supporting statement revised in this manner within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if the Fund omits only these portions of the Proponent's supporting statement from its proxy materials in reliance on Rule 14a-8(i)(3).

In considering this request, we have not found it necessary to reach the other bases for omission upon which you rely.

If you have any questions regarding this matter, please contact the undersigned at (202) 942-0552.

Sincerely,



Harry Eisenstein
Senior Counsel
Office of Insurance Products



College Retirement
Equities Fund
730 Third Avenue
New York, NY 10017-3206
212 490-9000

Lisa Snow
Vice President and Chief Counsel
(212) 916-5541
(212) 916-5760 FAX
lsnow@tiaa-cref.org

July 24, 2003

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549

Re: College Retirement Equities Fund's Omission of Portions of Supporting Statement to Shareholder Proposal of Wiworn Kesavatana-Dohrs

Dear Mr. Kotapish:

The College Retirement Equities Fund (the "Company" or "CREF") hereby gives notice to the Staff of the Securities and Exchange Commission (the "Staff") of CREF's intention to omit from its proxy statement certain portions of the supporting statement (the "Supporting Statement") for a shareholder proposal that was submitted to the Company by Wiworn Kesavatana-Dohrs (the "Proponent") on June 6, 2003 (the "Proposal") for its 2003 annual meeting of shareholders. (A copy of the Proposal and Supporting Statement is attached as Exhibit A.) CREF, while confirming that it intends to include the shareholder proposal in the proxy statement, requested by letter dated June 18, 2003 that the Proponent modify her Supporting Statement to eliminate certain misleading and inflammatory statements. (A copy of the Company's letter to the Proponent is attached as Exhibit B.) To date, Proponent has failed to respond to that request. Pursuant to Rule 14a-8(j), the Company by copy of this letter is simultaneously notifying the Proponent of its intent to omit portions of the Supporting Statement from the Company's proxy materials.

We request that the Staff confirm that it will not recommend that enforcement action be taken if the Company omits certain portions of the Supporting Statement from its proxy materials. We believe that these statements may be omitted pursuant to Rule 14a-8(i)(3), Rule 14a-8(i)(6), or Rule 14a-8(i)(7), as discussed below.

CREF is a non-profit corporation registered with the Commission as an investment company. Teachers Insurance and Annuity Association of America ("TIAA"), CREF's companion organization, is a stock life insurance company. Together, through the issuance of fixed and variable annuity certificates, TIAA-CREF comprises the principal retirement system for the nation's education and research communities.

The Proposal requests that "the shareholders recommend that the offices of CREF CEO and Chairman of the Board may not be held jointly by the same person." Because CREF believes that the Proposal presents an important issue, it intends to include the Proposal in its proxy materials for its upcoming annual meeting. The Supporting Statement to the Proposal as a whole, however, appears to be nothing more than a laundry list of personal grievances and opinions held by the Proponent. For the most part, these grievances and opinions do not relate to the Proposal, are without factual basis and inflammatory, and provide no constructive discussion of the proposed separation of CEO and Chairman positions. Rather, they serve only to confuse shareholders by presenting irrelevant and unsubstantiated allegations against the Company, its chief executive and certain of its Trustees. Specifically, the Supporting Statement includes several statements that fall into one or more of the following categories:

(1) The statement is materially false or misleading because (a) it is untrue, (b) it is unrelated to the subject matter of the Proposal, or (c) it serves no purpose other than to impugn the character, integrity, or personal reputation of the Company's Trustees or to make charges concerning improper, illegal or immoral conduct or associations by the Company, without factual foundation;

(2) The statement relates to management functions that constitute ordinary business operations of the Company; or

(3) The statement relates to a third party over which the Company lacks the power or authority to effect changes.

Any statements falling into Category (1) are properly excluded under Rule 14a-8(i)(3) as violations of the proxy rules, which include Rule 14a-9. That rule prohibits materially false or misleading statements in proxy soliciting materials. Category (2) statements should be excludible consistent with Rule 14a-8(i)(7) as relating to the company's ordinary business operations. Category (3) statements relate to TIAA, a separate entity, and should not be permitted consistent with Rule 14a-8(i)(6), as the Company lacks the power or authority to effect any changes relating to another entity.

I. The Supporting Statement

Set forth below are the assertions from the Proponent's Supporting Statement to which the Company objects, as well as the reasons for such objections.

(1) Whereas, although CREF professes to be a leader in corporate governance issues, CREF participants have raised concerns that CREF does not practice good corporate governance internally, as the examples below demonstrate, and is viewed as non-responsive to participants raising these concerns.

The Proponent provides no support for this statement nor does she state that this is her opinion regarding the corporate governance policies of CREF. She also implies that this is a widespread point of view, when it is in fact simply the opinion of a handful of vocal participants. Her reference to "examples" appears to refer to subsequent statements which offer the Proponent's opinions about certain investments made by the Company. We believe that these subsequent statements are themselves excludible under several bases. First, these statements refer to investments made by an investment company, which constitute the ordinary business matters of an investment company within the meaning of Rule 14a-8(i)(7). Second, these statements do not bear any relevance to the subject of the proposal and represent merely opinions – not facts. The examples do not, as the Proponent purports, demonstrate that CREF does not practice good corporate governance internally. The fact that the Proponent disagrees with certain investments made by the Company has no bearing on the Company's corporate governance. Thus, this statement is materially false and misleading and should be excluded under Rule 14a-8(i)(3).

(2) Whereas, the CREF Social Account is offered to participants wishing to invest in a fund that screens out companies engaged in what CREF considers to be objectionable areas, while it retains Elizabeth Bailey, a Philip Morris Company director as a TIAA Trustee;

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal or supporting statement from its proxy materials if the proposal or supporting statement is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitations. The Note to Rule 14a-9 states that misleading statements include material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation. Accordingly, the Staff has determined that unfounded assertions and inflammatory statements that are unsubstantiated are excludable from a Proposal.[1]

The sentence in (2) implies that Elizabeth Bailey is objectionable as a director of TIAA because she serves as a director of the Philip Morris Company. This statement impugns the character of Ms. Bailey by implying that serving on the board of directors of Philip Morris Company constitutes an improper relationship and makes her incompetent to serve as trustee for TIAA. The proponent provides no support for her statement nor does she state that this is solely her opinion. Thus, the statement falls squarely within Rule 14a-9's prohibition against false or misleading statements.

Even more important, since TIAA is an entity distinct from CREF, and the shareholder meeting and accompanying proxy materials relate only to the Company, any references to TIAA in such materials are inappropriate, as CREF lacks the power and authority to implement changes relating to TIAA. This statement should be excluded consistent with Rule 14a-8(i)(6).

(3) Whereas, in 2002, these concerns stemmed from the fact that John H. Biggs served as CHAIRMAN, PRESIDENT, and CHIEF EXECUTIVE OFFICER of CREF and TIAA; as a TRUSTEE of TIAA-CREF Mutual Funds and TIAA-CREF Institutional Mutual Funds; as well as the Boards of Overseers of TIAA and CREF; and

---

[1] *See, e.g.,* DT Industries (pub. avail. Aug. 10, 2001); Idacorp, Inc. (pub. avail. Jan. 9, 2001); Micron Technology (pub. avail. Sept. 10, 2001).

(4) Whereas, in 2002, CREF stated to participants that "following the CREF annual meeting, Mr. Biggs, CREF's current Chairman of the Board and Chief Executive Officer, intends to step down from the CREF board, while remaining its Chief Executive Officer," but that as of 2003, Herbert M. Allison, Jr. formerly President and CEO of Merrill Lynch, currently holds the positions of CREF Chairman, President, and Chief Executive Officer; and

(5) Whereas, in 2003, Merrill Lynch, Mr. Allison's past employer, was fined $100 million dollars for misleading investors with biased stock research; and

Statements (3) through (5) are materially false or misleading. First, it is unclear what "concerns" stemmed from the fact that John H. Biggs served in the stated capacities, or what its relevance is to the Proposal. The Proponent implies that Mr. Biggs acted inappropriately in his positions, but offers no factual support. In what is a recurring theme throughout the Supporting Statement, the Proponent indirectly impugns the character, integrity, and personal reputation of a CREF trustee, without factual foundation. As such, it violates Rule 14a-9, and is excludible under Rule 14a-8(i)(3).

Similarly, the Proponent's purpose in pointing out that Mr. Allison has taken over the positions is unclear. It is also factually incorrect. The positions of CEO and Chairman of the Board are currently not held by the same person. Herbert M. Allison, Jr. is CREF's President and CEO, while Martin L. Leibowitz is the Chairman of the Board of Trustees. In addition, whether or not Mr. Allison's former employer was fined for misleading investors has no bearing on the Proposal. The Proponent implies that Mr. Allison, in his capacity with Merrill Lynch, was responsible for certain transgressions by that Company. Yet, she offers no factual support whatsoever for this assertion, and it is, in fact, not true. This statement serves no purpose other than to defame the character of Mr. Allison. Thus, it should also be excluded under Rule 14a-8(i)(3) because it is false or misleading within the meaning of Rule 14a-9.

(6) Whereas, the CREF's Social Account is rated the worst of socially responsible mutual funds in the 2003 NIS Social Rating of socially responsible mutual funds;

This statement is vague and misleading, in that it fails to inform shareholders what NIS stands for, how the NIS Social Rating is determined and the context in which the rating appears. It is also inflammatory and totally irrelevant to the matter at hand. The Staff has recognized that statements in a supporting statement that are unrelated to the subject matter of the proposal may be properly excluded as misleading.[2]

(7) Whereas, TIAA-CREF admits to taking "financial incentives" including a "subsidy" over three years of $1.17 million from "the City and County of Denver", despite the fact that multi-billion dollar mutual funds should not need tax payer [sic] money to improve hiring, location and other community efforts;

---

[2] Boise Cascade Corporation (pub. avail. Jan. 23, 2001); Unocal Corp. (pub. avail. Mar. 6, 1996); Freeport-McMoRan Copper & Gold Inc. (pub. avail. Feb. 22, 1999).

This is an incendiary charge which is made without any factual support and omits material information that would repudiate the implication of improper conduct. It also implies that CREF, an investment company, receives direct financial incentives from a municipality, which it does not.

Moreover, the propriety of receiving funds from a city has no relevance to the proposed separation of CEO and Chairman positions.

(8) Whereas, after 17% of CREF Global Equities and Stock Fund shareholders voted in 1999 to divest of Freeport McMoRan Copper and Gold stock, CREF refused to allow this resolution to be re-voted on the following year;

Rule 14a-8(i)(7) provides that matters relating to the ordinary business functions of a Company are not a proper subject for shareholder action. The purpose of the ordinary business exclusion is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."[3]

CREF did omit a proposal to divest from Freeport McMoRan Copper and Gold stock after receiving confirmation from the Staff that it would not recommend enforcement to the Commission if the Company excluded the proposal.[4] The Staff concurred that the resolution dealt with a matter relating to the ordinary business operations of CREF, and CREF simply made the decision to not devote costly publication space to a resolution that was not within the purview of a shareholder vote. Implying that this is improper behavior is misleading.

(9) Whereas, CREF's purchase of irresponsible companies such as Enron, Philip Morris, or Freeport McMoRan Copper and Gold is misguided;

This statement is completely unrelated to the subject matter of the Proposal and represents no more than the Proponent's opinion that CREF should not have purchased certain securities, a matter which falls within the purview of CREF management and its investment adviser as it relates the ordinary business operations of an investment company.

(10) Whereas, TIAA-CREF Policy Statement on Corporate Governance is woefully inadequate and OPPOSES shareholder resolutions concerning separation of the positions of CEO and chairman; OPPOSES designation of a lead director; OPPOSES the formation of shareholder advisory committees; OPPOSES the requirement that candidates for the board be nominated by shareholders; OPPOSES a requirement that directors must attend a specific percentage of board meetings, unless the board supports such measures; and OPPOSES a requirement that directors be prohibited from providing consulting services;

[3] Amendments to Rule on Shareholder Proposals, Rel. No. 34-40018 (May 21, 1998).

[4] *See* College Equities Retirement Fund (pub. avail. Sept. 7, 2000) (confirming that the ordinary business of an investment company is the buying and selling of securities).

This statement should be omitted on the grounds that it intentionally omits the rationale set forth in the policy statement for the Company's position. In the policy statement, CREF clarifies the rationale for its position on certain corporate governance issues by stating that "the Company recognizes the responsibility of the board to organize its functions and conduct its business in the manner it deems most efficient, consistent with these or similar governance principles." In addition, the Proponent misconstrues this portion of the policy statement by omitting "therefore, in the absence of special circumstances" from its beginning thereby emphasizing an entirely different meaning than intended by the Company. We would also note that the use of the capital letters "OPPOSES" is highly inflammatory and misleading.

Moreover, only one of the matters – the fact that the Policy Statement advises against the separation of the positions of CEO and chairman – is related to the Proposal. The remaining discussion of policy positions has no relevance, and represents only the Proponent's opinion that such positions are "inadequate." The Proponent has not offered any substantive corporate governance rationale for her position. Rather, she summarily concludes without analysis that CREF's policies are inadequate. Accordingly, this statement violates Rule 14a-8(i)(3) and should be excluded from the Supporting Statement.

III. Recent Authority

We believe that the Supporting Statement as a whole is rife with false and misleading statements which have no relevance to the Proposal. In a recent case involving strikingly similar facts, a proposal to separate the positions of Chair of the board and CEO was accompanied by a supporting statement that included five assertions that generally criticized the board's handling of certain business matters that were unrelated to the separation of the positions.[5] The Staff concurred with the issuer's view that the subject assertions were false and misleading under Rule 14a-9, and required that the proponent delete the offending language. This is precisely the situation confronting CREF. The Proponent has raised numerous criticisms, ranging from the board of trustees' handling of ordinary business matters to character attacks on specific board members. None of these criticisms relate to the subject matter of the Proposal, and accordingly, can be deleted from the Supporting Statement.

IV. Conclusion

In view of the foregoing, the Company respectfully requests that the Staff not recommend any enforcement action if the sections of the Supporting Statement of the Proposal described above are omitted from its proxy materials for its 2003 annual meeting.

[5] Boise Cascade Corporation (pub. avail. Jan. 23, 2001).

If you have any questions concerning our request or require any additional information, please contact the undersigned at (212) 916-5541 or Abby Ingber at (212) 916-5992.

Sincerely,



Lisa Snow

Attachments

cc: Wiwom Kesavatana-Dohrs

Exhibit A

6 June 2003

TO: CREF
Herbert M. Allison, Jr.
Chairman, President and CEO
TIAA –CREF
730 Third Ave
New York, NY 10017-3206

Dear Mr. Allison:

I am the beneficial owner of 215.813 units of CREF Stock Fund. This represents more than $2,000 and I have held more than $2,000 worth of these units for over a year and intend to hold these units beyond the date of the next annual meeting. Please find enclosed a verification of ownership.

The enclosed resolution on separation of the CEO and Chairman of the Board is being filed for action at the 2003 CREF annual meeting. It is a resubmittal of the resolution voted on at the last annual meeting which received over 23% of the vote. It is submitted for inclusion in the proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934. A representative of the filer will attend the annual meeting to move the resolution as required by the SEC rules.

Sincerely,

Wiworn Kesavatana-Dohrs

6527 First Avenue, NW

Seattle, WA 98117

SHAREHOLDER RESOLUTION ON SEPARATION OF POSITIONS OF CEO AND CHAIRMAN OF THE BOARD

Whereas, although CREF professes to be a leader in corporate governance issues, CREF participants have raised concerns that CREF does not practice good corporate governance internally, as the examples below demonstrate, and is viewed as non-responsive to participants raising these concerns; and

Whereas, the CREF Social Account is offered to participants wishing to invest in a fund that screens out companies engaged in what CREF considers to be objectionable areas, while it retains Elizabeth Bailey, a Philip Morris Company director as a TIAA Trustee; and

Whereas, the CREPs Social Account is rated the worst of socially responsible mutual funds in the 2003 NIS Social Rating of socially responsible mutual funds; and

Whereas, TIAA-CREF admits to taking "financial incentives" including a "subsidy" over three years of $1.17 million from "the City and County of Denver", despite the fact that multi-billion dollar mutual funds should not need tax payer money to improve hiring, location and other community efforts; and

Whereas, after 17% of CREF Global Equities and Stock Fund shareholders voted in 1999 to divest of Freeport McMoRan Copper and Gold stock, CREF refused to allow this resolution to be re-voted on the following year; and

Whereas, CREF's purchase of irresponsible companies such as Enron, Philip Morris, or Freeport McMoRan Copper and Gold is misguided; and

Whereas, TIAA-CREF Policy Statement on Corporate Governance is woefully inadequate and OPPOSES shareholder resolutions concerning separation of the positions of CEO and chairman; OPPOSES designation of a lead director; OPPOSES the formation of shareholder advisory committees; OPPOSES the requirement that candidates for the board be nominated by shareholders; OPPOSES a requirement that directors must attend a specific percentage of board meetings, unless the board supports such measures; and OPPOSES a requirement that directors be prohibited from providing consulting services; and

Whereas, in 2002, these concerns stemmed from the fact that John H. Biggs served as CHAIRMAN, PRESIDENT, CHIEF EXECUTIVE OFFICER of CREF and TIAA; as a TRUSTEE of TIAA-CREF Mutual Funds and TIAA-CREF Institutional Mutual Funds; as well as the Boards of Overseers of TIAA and CREF; and

Whereas, in 2002, CREF stated to participants that "following the CREF annual meeting, Mr. Biggs, CREPs current Chairman of the Board and Chief Executive Officer, intends to step down from the CREF board, while remaining its Chief Executive Officer," but that as of 2003, Herbert M. Allison, Jr. formerly President and CEO of Merrill Lynch, currently holds the positions of CREF Chairman, President, and Chief Executive Officer; and

Whereas, in 2003, Merrill Lynch, Mr. Allison's past employer, was fined $100 million dollars for misleading investors with biased stock research; and

Whereas, in a recent McKinsey & Co. survey of 180 US directors representing almost 500 companies, nearly 70% said that the roles of Chairman of the Board and CEO should be separated

THEREFORE BE IT RESOLVED that the shareholders recommend that the offices of CREF CEO and Chairman of the Board may not be held jointly by the same person.

Submitted by

Wiworn Kesavatana-Dohrs

EXHIBIT B

College Retirement Equities Fund
730 Third Avenue
New York, NY 10017-3206 212490-9000 800842-2733

Abby L. Ingber, Senior Counsel
(212) 916-5992 (212) 916-522 I

June 18, 2003

By Certified Mail and UPS

Ms. Wiworn Kesavatana-Dohrs
6527 First Avenue, NW
Seattle, Washington 98117

Re: Shareholder Proposal

Dear Ms. Kesavatana-Dohrs:

This is to confirm that on June 6, 2003, we received your proxy submission requesting that the College Retirement Equities Fund ("CREF") include a proposal on the separation of the positions of CEO and Chairman of the Board for action at CREF's next annual meeting. We appreciate your interest in CREF's corporate governance and acknowledge the importance of the subject matter of your proposal. However, while we intend to put your resolution on the ballot, we take issue with several aspects of your submission as currently drafted, and request that you make appropriate revisions.

First, your proposal should relate only to CREF and not TIAA, a separate entity, since it is only CREF that will be issuing a proxy statement in advance of its annual meeting of participants. Second, we believe that your supporting statement, including the "whereas" clauses, contains many irrelevant or misleading statements that do not at all address the issue of the separation of the chairman and chief executive officer positions. Finally, please note that the positions of CREF's chief executive officer and chairman of its board of trustees are not, in fact, currently held by the same person. Herbert M. Allison, Jr. is CREF's President and Chief Executive Officer and Martin L. Leibowitz is the Chairman of CREF's Board of Trustees.

For these reasons, we strongly urge you to revise your proposal and supporting statement to delete or revise the problematic statements, as suggested in the attached exhibit. If you do not resubmit an appropriately revised proposal to the attention of Lave me Jones by July 9,2003, we intend to seek SEC staff confirmation that we may omit the problematic portions of your proposal from the CREF proxy statement.

Please call me at 212-916-5992 if you would like to discuss this matter further.

Very truly yours,

Abby L. Ingber

cc: E. Laverne Jones, Esq.

SHAREHOLDER RESOLUTION ON SEPARATION OF POSITIONS OF CEO AND CHAIRMAN OF THE BOARD

WHEREAS, CREF professes to be a leader in corporate governance issues, and

WHEREAS, CREF participants have raised concerns that CREF does not practice good corporate governance internally;

WHEREAS, in a recent McKinsey & Co. survey of 180 US directors representing almost 500 companies, nearly 70% said that the roles of Chairman of the Board and CEO should be separated (Financial Times, May 28, 2002);

THEREFORE, BE IT RESOLVED that the shareholders recommend that the offices of CREF CEO and Chairman of the Board may not be held jointly by the same person.

Submitted by

Wiwom Kesavatana-Dohrs